July 19, 2024

Division of Corporation Finance

Office of Technology
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Entravision Communications Corporation 10-K filed March 14, 2024 10-Q filed May 2, 2024 8-K filed May 2, 2024 File No. 001-15997

Dear SEC Staff:

On behalf of Entravision Communications Corporation (the “Company”), I hereby provide a further supplemental response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 20, 2024 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, the Quarterly Report on Form 10-Q for the period ended March 31, 2024 and the Current Report on Form 8-K announcing earnings for the same period. This supplemental response addresses only those comments discussed with the Staff on telephone conference calls held on July 2, 2024, July 5, 2024 and July 11, 2024, being comments 3, 4 and 5 of the Staff’s Letter. This supplemental response replaces my previous response dated June 7, 2024 with respect to comment 3 of the Staff’s Letter and replaces my previous response dated June 21, 2024 with respect to comments 4 and 5 of the Staff’s Letter. My response dated June 7, 2024 remains unchanged with respect to comments 1 and 2 of the Staff’s Letter and are not set forth again herein.

In order to facilitate the review by the Staff of my responses to the Staff’s Letter, I have responded, on behalf of the Company, with complete, revised responses to comments 3, 4 and 5 set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form 8-K filed May 2, 2024

Exhibit 99.1, page 1

3.
Please revise your press release, including the Unaudited Financial Highlights section, to present the most directly comparable GAAP-basis measures more prominently than your non-GAAP measures consolidated EBITDA and Free cash flow. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(a).

Response: We have referred to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(a). In

2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404

response to the Staff’s comment, we propose to revise future earnings press releases, including the Unaudited Financial Highlights section, and comparable disclosures in the body of our future periodic reports filed with the Commission, to present the most directly comparable GAAP-based measure, which is operating cash flow, more prominently than our non-GAAP measure free cash flow. We also propose to remove the non-GAAP measure consolidated EBITDA from the Unaudited Financial Highlights section, and instead to only include it in relation to discussion about our debt covenants, such as under the ‘Balance Sheet and Related Metrics’ section in our future earnings releases.

4.
You state the most directly comparable GAAP measure for consolidated EBITDA and free cash flow is operating cash flows. As such, please begin your reconciliations with operating cash flows. In addition, revise to more clearly explain why these non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(b). Provide us with your proposed future disclosure.

Response: We have referred to Item 10(e)(1)(i) of Regulation S-K and Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10(b). In response to the Staff’s comment, we propose to revise future earnings press releases, to (i) begin the reconciliation of GAAP and non-GAAP measures with the GAAP measure; and (ii) more clearly explain why these non-GAAP measures provide useful information to investors regarding our financial condition and results of operations.

Accordingly, our proposed revised disclosure relating to consolidated EBITDA follows:

“We use the term “consolidated EBITDA” because that term is defined in our 2023 Credit Agreement. Under the terms of our 2023 Credit Agreement, consolidated EBITDA is a measure that governs several critical aspects of our 2023 Credit Facility, including, among other things, financial covenants with which we must comply and financial ratios which we must maintain in order to borrow funds needed for the operation of our business and with respect to the interest rates that we pay on our 2023 Credit Facility. For example, our 2023 Credit Agreement contains a total net leverage ratio financial covenant. The total net leverage ratio, or the ratio of consolidated total debt (net of up to $50.0 million of unrestricted cash) to trailing-twelve-month consolidated EBITDA, affects both our ability to borrow from our Revolving Credit Facility and our applicable margin for the interest rate calculation. Under our 2023 Credit Agreement, our maximum total leverage ratio may not exceed 3.25 to 1.00. In addition, our 2023 Credit Agreement contains an interest coverage ratio financial covenant (calculated as set forth in the 2023 Credit Agreement), with a minimum permitted ratio of 3.00 to 1.00.

“Therefore, we believe that it is important to disclose consolidated EBITDA to our investors to understand our compliance with these, and certain other, terms of our 2023 Credit Agreement. While many in the financial community and we consider consolidated EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of financial performance and liquidity prepared in accordance with accounting principles generally accepted in the United States of

America, such as operating income (loss), net income (loss) and cash flows from operating activities. Consolidated EBITDA has certain limitations because it excludes and includes several important financial line items as noted above. Therefore, we consider both non-GAAP and GAAP measures when evaluating our business. Consolidated EBITDA is also used to make executive compensation decisions.”

Additionally, a hypothetical example of our proposed revised reconciliation table of consolidated EBITDA follows:

	Three-Month Period
	Ended XXX
	20xx	20xx

Net income (loss) attributable to common stockholders	$(48,890)	$2,041
Net (income) loss attributable to redeemable noncontrolling interest	(2,779)	—
Net (income) loss attributable to noncontrolling interest	—	(342)
Interest expense	4,559	4,028
Interest income	(1,130)	(860)
Dividend income	(10)	(18)
Realized gain (loss) on marketable securities	113	32
Income tax expense	(7,802)	231
Amortization of syndication contracts	113	120
Payments on syndication contracts	(115)	(120)
Non-cash stock-based compensation included in direct operating expenses	1,785	1,856
Non-cash stock-based compensation included in corporate expenses	3,662	2,197
Depreciation and amortization	7,133	6,471
Change in fair value of contingent consideration	(1,420)	(4,065)
Impairment charge	49,438	-
Non-recurring cash severance charge	—	125
Gain (loss) on debt extinguishment	40	1,556
EBITDA attributable to redeemable noncontrolling interest	(167)	—
EBITDA attributable to noncontrolling interest	—	(230)
Consolidated EBITDA (1)	4,530	13,022

Please note that the above table is presented for the purpose of showing the proposed format of our reconciliation table. Actual line item amounts will vary in future periods and for the historic periods to which they are compared.

Additionally, our proposed revised disclosure relating to free cash flow follows:

“We use the term free cash flow as a measure of our liquidity and we believe that it is a useful indicator for potential investors of our ability to implement growth strategies and service our debt. Free cash flow is a non-GAAP measure and should be considered in addition to, but not as a substitute for, information contained in our condensed consolidated statement of cash flows as a measure of liquidity.”

Additionally, based on further consideration following on our conference calls with the Staff and taking into account Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.07, a hypothetical example of our proposed revised reconciliation table of free cash flow follows:

	Three-Month Period
	Ended XXX
	20xx	20xx
Cash Flows From Operating Activities	$33,375	$36,695
Less capital expenditures	(2,743)	(6,750)
Free cash flow	30,632	29,945

Please note that the above table is presented for the purpose of showing the proposed format of our reconciliation table. Actual line item amounts will vary in future periods and for the historic periods to which they are compared.

In future periods, we will also modify the disclosure currently contained in our periodic reports to conform to the above language and tables.

5.
As you have identified operating cash flows as the most directly comparable GAAP measure for consolidated EBITDA, explain why you have provided a reconciliation to Net income (loss) attributable to common stockholders. If your presentation is based on the terms of your credit agreement, tell us how you considered Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09.

Response: We have referred to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09, noting that a company may disclose a non-GAAP financial measure, such as consolidated EBITDA, " if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity, then the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A".

As noted in our response to comment 4 above, we will revise future earnings releases to more clearly explain that we use the term “consolidated EBITDA” because that term is defined in our 2023 Credit Agreement, as well as why we believe that it is important to disclose consolidated EBITDA to our investors.

We also propose to modify future reconciliations of consolidated EBITDA to its most directly comparable GAAP measure, Net income (loss) attributable to common stockholders, since this is also how the measure is calculated by the debt covenant. Based on further consideration following our telephone conference calls with the Staff, we propose no longer to reconcile consolidated EBITDA to operating cash flows, since it is not the most directly comparable GAAP measure. Please refer to the proposed reconciliation table of consolidated EBITDA in response #4 above, which does not include such reconciliation or such line item.

On behalf of the Company, I acknowledge and confirm that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me directly if you have any questions regarding this response.

Very truly yours,

/s/ Jeffrey DeMartino

Jeffrey DeMartino

General Counsel

Entravision Communications Corporation